February 17, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post-Effective Amendment No. 76
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Chad Eskildsen of the Division of Investment Management of the Commission with respect to the Trust’s responses to comments previously provided by the staff of the Commission to Post-Effective Amendment No. 76 to the Trust’s registration statement on Form N-1A. The Trust’s responses were filed as correspondence with the Commission on February 16, 2010 (the “Trust’s Original Response”).

Set forth below are the staff’s verbal comments together with the Trust’s responses. The comment numbers noted below relate to the original numbers provided in the Trust’s Original Response.

COMMENT 11 (Prospectuses – Fund Summary Section - Global Comment)

Please remove the class name and ticker symbol from the Fund Summary section.

Response:	Comment No. 11 is accepted.

COMMENTS 18 and 19

The staff reiterated Comment Nos. 18 and 19 from the Trust’s Original Response.

Response:	We respectfully do not accept Comment Nos. 18 and 19 and stand by our response in the Trust’s Original Response.

COMMENT 22 (Prospectus – Harbor Large Cap Value Fund)

Please provide supplemental information to support the definition of large cap companies used by the Fund. In addition, please provide the actual market capitalization range of the portfolio. The staff is concerned that companies with market capitalizations in the low range of the Russell 1000® Value Index are not “large cap” companies.

Response:	The Fund has defined large cap companies as those with market capitalizations that fall within the range of the Russell 1000® Value Index. As of December 31, 2009, the range of the index was $261 million to $332.7 billion. The staff has raised some concern as to whether the Fund would be investing in a manner consistent with its name if it invested significantly in the smallest companies by market capitalization within the index.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 17, 2010

In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the staff, the staff noted the following about the use of the terms “small-, mid- or large-capitalization” in a fund’s name:

“As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

We believe that defining large cap companies as those within the range of market capitalizations included in the Russell 1000® Value Index clearly meets the staff’s reasonableness standard for several reasons. First, the Russell 1000® Index is one of the most widely used and widely recognized indices for large cap U.S. companies. For value oriented large cap funds, we believe the Russell 1000® Value Index is the most widely used index, both as the benchmark index designated by the Fund and as the standard by which the public assesses the performance of all funds within that asset class. For example, the Russell 1000® Value Index is the benchmark used by the independent rating firm Lipper, Inc. to assess the performance for all funds in its large cap value category.

Since the Russell 1000® Value Index defines the universe for large cap value oriented companies, we believe it is reasonable for the Fund to be permitted to invest in companies that fall within that universe.

We note that while the low end of the range of the index currently includes companies of smaller market capitalization, that range can and does change and the Fund is required to comply with that range for purposes of its 80% policy as that range evolves. Furthermore, we note that the Fund has in fact been managed in a manner which we believe is fully consistent with its name. Specifically, the Fund invests primarily in what would be considered, under any reasonable definition, to be large capitalization companies.

As of the Fund’s most recent fiscal year ended October 31, 2009, the market capitalization range of the Fund was $1.9 billion to $340.2 billion, with 85.4% of the portfolio invested in companies with market capitalizations over $10 billion. In addition, the weighted average market cap of the Fund’s portfolio was $77.2 billion while the weighted average market cap of the index was $68.9 billion.

COMMENT 46

Please remove the incorporation by reference of the annual report from the 497K legend (Summary Prospectuses) to satisfy the requirements under Rule 498(b)(1)(v).

Response:	We have revised the legend to specify that it is the audited financial statements and the notes to financial statements of the respective Fund that are being incorporated by reference and not the entire annual report. The legend has been revised as follows:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.harborfunds.com/prospectus. You can also

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 17, 2010

get this information at no cost by calling 800-422-1050 or by sending an e-mail request to prospectus@harborfunds.com. If you purchase shares of the Fund through a financial intermediary, the prospectus and other information will also be available from your financial intermediary. The current prospectus and statement of additional information, both dated March 1, 2010, along with the audited financial statements and the notes to financial statements, all of which are included in the Fund’s most recent annual report dated October 31, 2009, are incorporated by referenced into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.”

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In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.

2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,

/s/ Jodie L. Crotteau
Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Dechert LLP

David G. Van Hooser
Anmarie S. Kolinski
Charles F. McCain, Esq.
Erik D. Ojala, Esq.
Harbor Funds

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.